FOR IMMEDIATE RELEASE
July 20, 2005

CNB REPORTS EARNINGS

CNB Corporation and its subsidiary, The Conway National Bank, reported consolidated net income for the six-month period ended June 30, 2005 of $4,705,000, up from $4,042,000 for the same period in 2004. On a stock dividend-adjusted basis, earnings increased 16.6% from $5.12 per share for the first half of 2004 to $5.97 per share for the same period in 2005. Total assets grew to $721 million at June 30, 2005, with capital at $70.9 million.